Exhibit 4.46
EXECUTION VERSION
AMENDMENT AGREEMENT
          AMENDMENT No. 2 (this “Amendment”), effective as of October 17, 2009, to the Share Purchase Agreement, dated as of July 23, 2009 (the “Agreement”) between SINA CORPORATION, a company organized under the laws of the Cayman Islands (“SINA”), and CHINA REAL ESTATE INFORMATION CORPORATION, a company organized under the laws of the Cayman Islands (“CRIC”). Capitalized terms used but not defined herein shall have the meanings attributed to such terms in the Amendment.
WITNESSETH:
          WHEREAS, SINA and CRIC have entered into the Agreement;
          WHEREAS, SINA and CRIC agreed to amend the Agreement pursuant to the Amendment Agreement dated September 29, 2009; and
          WHEREAS, pursuant to and in accordance with Section 9.07 of the Agreement, SINA and CRIC wish to further amend the Agreement as set forth in this Amendment.
          NOW, THEREFORE, in consideration of the premises and the mutual agreements and covenants hereinafter set forth, and intending to be legally bound, SINA and CRIC hereby agree as follows:
          Section 1. Amendments. The parties hereto hereby agree to the following amendments to the Agreement:
     (a) Section 2.03. The first sentence of Section 2.03 of the Agreement is hereby amended and restated in its entirety as follows:
     “Subject to the terms and conditions of this Agreement, the sale and purchase of the SINA JV Shares and the issuance of and subscription for the Subscription Shares, each as contemplated by this Agreement shall take place at a closing (the “Closing”) to be held at the offices of Shearman & Sterling LLP, 12th Floor East Tower, Twin Towers, B-12 Jianguomenwai Dajie, Beijing following the satisfaction or waiver of all of the conditions to the obligations of the parties hereto set forth in Section 6.01 and Section 6.02 (other than such conditions as can only be satisfied contemporaneous with Closing) immediately after the closing of the IPO.”
     (b) Section 2.04(f). Section 2.04(f) of the Agreement is hereby amended and restated in its entirety as follows:
     “(f) evidence, in form and substance reasonably satisfactory to CRIC, of the application to the State Administration for Industry and Commerce regarding the transfer of all equity interest in Beijing SINA to a nominee or nominees acceptable to CRIC in its sole discretion.”
     (c) Section 5.08. The last sentence of Section 5.08 of the Agreement is hereby amended and restated in its entirety as follows:

     “SINA shall take all actions necessary to ensure that, as soon as practicable after the Closing Date, the China Online Domestic Entity shall have obtained an updated business license from the State Administration for Industry and Commerce evidencing ownership of 100% equity interest in the China Online Domestic Entity by a nominee or nominees acceptable to CRIC in its sole discretion.”
          Section 2. Severability. If any term or other provision of this Amendment is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Amendment shall nevertheless remain in full force and effect for so long as the economic or legal substance of the transactions contemplated by this Amendment is not affected in any manner materially adverse to either party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Amendment so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated by this Amendment are consummated as originally contemplated to the greatest extent possible.
          Section 3. Entire Agreement. This Amendment constitutes the entire agreement of the parties hereto with respect to the subject matter hereof and thereof and supersede all prior agreements and undertakings, both written and oral, between SINA and CRIC with respect to the subject matter hereof and thereof.
          Section 4. Assignment. This Amendment may not be assigned by operation of law or otherwise without the express written consent of SINA and CRIC (which consent may be granted or withheld in the sole discretion of the SINA or CRIC), as the case may be.
          Section 5. No Third Party Beneficiaries. This Amendment shall be binding upon and inure solely to the benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever, including any rights of employment for any specified period, under or by reason of this Amendment.
          Section 6. Governing Law; Arbitration. This Amendment and any dispute or claim arising out of or in connection with it or its subject matter shall be governed by, and construed in accordance with, the laws of the state of New York (without regard to its conflicts of laws rules that would mandate the application of the laws of another jurisdiction).
     (a) Any dispute, controversy or claim arising out of or relating to this Amendment or its subject matter (including a dispute regarding the existence, validity, formation, effect, interpretation, performance or termination of this Amendment) (each a “Dispute”) shall be finally settled by arbitration.
     (b) The place of arbitration shall be Hong Kong, and the arbitration shall be administered by the Hong Kong International Arbitration Centre (the “HKIAC”) in accordance with the HKIAC Administered Arbitration Rules then in force (the “HKIAC Rules”).
     (c) The arbitration shall be decided by a tribunal of three (3) arbitrators, whose appointment shall be in accordance with the HKIAC Rules; provided, however,

that the third presiding arbitrator must be licensed to practice New York state law and in good standing with the New York State Bar, as of the date the Notice of Arbitration is received by the HKIAC Secretariat.
     (d) Arbitration proceedings (including but not limited to any arbitral award rendered) shall be in English.
     (e) Subject to the agreement of the tribunal, any Dispute(s) which arise subsequent to the commencement of arbitration of any existing Dispute(s), shall be resolved by the tribunal already appointed to hear the existing Dispute(s).
     (f) The award of the arbitration tribunal shall be final and conclusive and binding upon the parties as from the date rendered.
     (g) Judgment upon any award may be entered and enforced in any court having jurisdiction over a party or any of its assets. For the purpose of the enforcement of an award, the parties irrevocably and unconditionally submit to the jurisdiction of any competent court and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.
          Section 8. Counterparts. This Amendment may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

          IN WITNESS WHEREOF, SINA and CRIC have caused this Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

SINA CORPORATION
By:	/s/ Charles Chao
Name:
Title:

CHINA REAL ESTATE INFORMATION CORPORATION
By:	/s/ Xin Zhou
Name:
Title:

[Signature Page to Amendment Agreement No. 2]